September 6, 2006

Mail Stop 4561

Steven E. Curd
President and Chief Executive Officer
VantageMed Corporation
11060 White Rock Road, Suite 210
Rancho Cordova, CA 95670

      Re:	VantageMed Corporation
		Form SB-2
      Filed August 11, 2006
		File No. 333-136510

Dear Mr. Curd:

      We have limited our review of your filing to the issues we have addressed in our comments. We think you should revise your document in response to those comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Selling Shareholders, page 12
1. Please advise us of the circumstances when you plan to supplement rather than to amend this prospectus.

Part II
Exhibit 5.1, Legal Opinion
2. We note that the first paragraph of your legal opinion refers to the subject filing as a "Form S-2." Please revise this to correct the reference to "Form SB-2."

General
Open Prior Comments
3. Please note that we provided comments on your post-effective amendment number 2 to registration statement file number 333-123915 on August 9, 2006. Please ensure that these comments are resolved, to the extent applicable, prior to requesting acceleration for this registration statement numbered 333-136510. In this regard, it appears that our comment regarding Item 701 disclosure is applicable to both registration statements.

**********************************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Hugh Fuller at (202) 551-3853 or me at (202)
551-3730 with any other questions.

      					Sincerely,


      					Barbara C. Jacobs
      					Assistant Director


CC:	Kevin A. Coyle
	DLA Piper Rudnick Gray Cary US LLP
	400 Capitol Mall, Suite 2400
	Sacramento, CA 95814-4428
	Facsimile no. (916) 930-3201

Steven F. Curd
VantageMed Corporation
September 6, 2006
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